

12500 West Creek Parkway
Richmond, VA 23238
Phone (804) 484-7700
FAX (804) 484-7701

# *NEWS RELEASE*

**FOR MORE INFORMATION, CONTACT:**     **John D. Austin**
**Senior Vice President and Chief**
**Financial Officer**
**(804) 484-7753**

## PERFORMANCE FOOD GROUP REPORTS NET SALES OF $1.4 BILLION, REFLECTING A 19% INCREASE

- **Operating profit increased 31% to $39.8 million.**
- **Net earnings increased 35% to $21.6 million.**
- **EPS (diluted) rose by 29% to $0.44.**

**RICHMOND, Va. (Oct. 28, 2003)** Performance Food Group (Nasdaq/NM:PFGC) today announced strong net sales, operating profit and net earnings for the third quarter ended September 27, 2003. Sales for the third quarter of 2003 amounted to $1.4 billion, up 19% from $1.2 billion in the year-earlier period. Internal growth amounted to 17% for the quarter, while acquisitions contributed 2% to our sales growth.  Net earnings for the quarter rose 35% to $21.6 million compared with $16.0 million a year ago. Net earnings per share diluted for the quarter rose by 29% to $0.44 compared to net earnings of $0.34 per share diluted in the year-earlier quarter.  Inflation for the quarter amounted to approximately 2.5%.  Financial results in the year-earlier quarter were adversely impacted by an ammonia leak in July 2002 at one of our distribution facilities, resulting in pre-tax charges of $4.8 million, or $0.06 per share diluted.

Sales for the first nine months of 2003 amounted to $4.0 billion, up 24% from $3.2 billion in the year-earlier period. For the year to date, internal growth amounted to 14%, while acquisitions contributed the remaining 10% to our sales growth.  Net earnings for the same period increased 26% to $62.0 million compared to $49.0 million a year ago. Net earnings per share diluted year-to-date increased 22% to $1.28 versus net earnings of $1.05 per share diluted in the year-earlier period.  Inflation for the year to date amounted to approximately 1%.

C. Michael Gray, President and Chief Executive Officer, remarked, "The third quarter represented the 35th consecutive quarter in which net sales and net earnings have increased compared with the prior-year period. Our financial and operating results are gratifying and continue to validate our business strategies despite some of the challenges we are facing as we continue to grow. Sales in all segments of our business continued to outpace industry benchmarks during the quarter."

"Fresh-Cut sales grew 13% during the quarter.  We continue to see strong demand for our fresh-cut products in both the retail and foodservice channels, especially in the "tender

-MORE-leaf" product category.  Testing of our fresh fruit product on the West Coast continues to progress, with our test markets responding favorably to refinements in our product offerings.  Our partnering with McDonald's in testing a new sliced apple product called Apple Dippers began in the quarter and is proceeding smoothly. However, strong growth in our tender leaf salad products offered at retail and by quick-service restaurants has created pressure on our supply chain as we try to meet the demands of our customers. The success of these products has created inefficiencies in our processing network, primarily due to the slower productivity of the tender leaf processing equipment and the related physical capacity consumed by these processing lines.  The Fresh-Cut segment experienced approximately 2% inflation for the quarter."

"The issues associated with capacity constraints and production inefficiencies will take additional time to resolve.  To address these issues, Fresh-Cut recently opened a new warehouse in Chicago and is scheduled to expand its Morrow, Georgia facility in the first quarter of 2004.  Our recent investment in new state-of-the-art processing equipment is helping to produce a very high-quality product, however this equipment is not yet running at peak efficiency.  We have also committed to two additional processing lines for our tender leaf product, which should come on line in the first and second quarters of 2004. As throughput continues to improve, we expect to benefit from the investment in this new processing equipment."

 "Broadline sales continued to grow, increasing 15% as a result of our strategy of pursuing acquisitions that broaden our product line and geographic reach, increasing sales to independent restaurants, and generating incremental growth from existing customers and markets. Internal growth in Broadline amounted to 11%, while the 2002 acquisitions of Middendorf Meat and Thoms-Proestler Company contributed the balance of our sales growth.  Street sales represented 50% of Broadline sales for the nine months ended September 27, 2003. Sales of proprietary brands comprised 24% of street sales year to date. Inflation in the Broadline segment amounted to approximately 4% in the quarter."

Gray added, "Customized recorded a 30% increase in sales which was driven by ongoing and expanding relationships with Ruby Tuesday, Inc., T.G.I. Friday's and Mimi's Café beginning in late 2002 and in the first half of 2003.  Inflation for the Customized segment was approximately 1% for the quarter."

Gray concluded, "Our balance sheet remains strong, providing us with an array of financial options and flexibility. Our debt-to-capital ratio was 28% at the end of the third quarter, excluding $110 million of interests in accounts receivable sold under our accounts receivable purchase facility. Based on the current trends in our business, the operational challenges related to our growth in Fresh-Cut and the unknown outcome of the grocery store strike currently underway in certain U.S. markets, we have updated our earnings forecast and anticipate our full-year results will be in the range of $1.67 to $1.72 per share diluted. This includes expected earnings per share diluted in the $0.40 to $0.45 range in the fourth quarter.  Despite these near term challenges, we are very excited about the underlying growth trends in our business and are optimistic about our future."

**- MORE -**

Performance Food Group markets and distributes more than 61,000 national and private label food and food-related products to approximately 46,000 restaurants, hotels, cafeterias, schools, healthcare facilities and other institutions. For more information on Performance Food Group, visit www.pfgc.com.

*Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and are based on current expectations and management's estimates; actual results may differ materially. The risks and uncertainties which could impact these statements include, but are not limited to, general economic condition; the relatively low margins and economic sensitivity of the foodservice business; the Company's reliance on major customers; the ability to identify and successfully complete acquisitions of other foodservice distributors; the Company's ability to successfully develop, market and meet demand for new products; the Company's ability to realize benefits from additional processing capacity; management of the Company's planned growth; and the effect of the Company's identification of certain accounting errors on its anticipated results of operations, all as detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission.*

_____

## Performance Food Group Company
### Unaudited Financial Highlights

|  | Three Months Ended | |
| --- | --- | --- |
|  | **Sept. 27, 2003** | **Sept. 28, 2002** |
| Net sales | $ 1,388,334,000 | $1,169,848,000 |
| Net earnings | $ 21,604,000 | $ 15,988,000 |
| Net earnings per share: | | |
| Basic | $ 0.47 | $ 0.36 |
| Diluted | $ 0.44 | $ 0.34 |
| Weighted average number of shares outstanding: | | |
| Basic | 45,681,000 | 44,736,000 |
| Diluted | 53,186,000 | 52,220,000 |

|  | Nine Months Ended | |
| --- | --- | --- |
|  | **Sept. 27, 2003** | **Sept. 28, 2002** |
| Net sales | $ 4,024,322,000 | $3,234,805,000 |
| Net earnings | $ 61,968,000 | $ 49,022,000 |
| Net earnings per share: | | |
| Basic | $ 1.36 | $ 1.11 |
| Diluted | $ 1.28 | $ 1.05 |
| Weighted average number of shares outstanding: | | |
| Basic | 45,492,000 | 44,202,000 |
| Diluted | 52,909,000 | 51,797,000 |

**- MORE -**

# Performance Food Group Company
## Condensed Consolidated Balance Sheet and Income Statement (Unaudited)
## September 27, 2003
***(In thousands, except net earnings per common share)***

| **Assets** | **Sept. 27, 2003** | **Dec. 28, 2002** |
|---|---|---|
| Cash and cash equivalents | $ 36,099 | $ 33,660 |
| Accounts and notes receivable, net, including retained interest in securitized receivables | 222,565 | 220,676 |
| Inventories | 246,684 | 239,846 |
| Other current assets | 36,754 | 34,964 |
| Total current assets | 542,102 | 529,146 |
| Property, plant and equipment, net | 331,588 | 293,994 |
| Goodwill, net | 582,396 | 575,464 |
| Other intangible assets, net | 199,228 | 205,497 |
| Other assets | 9,696 | 13,616 |
| Total assets | $ 1,665,010 | $ 1,617,717 |
| **Liabilities and Shareholders' Equity** | | |
| Checks in excess of deposits | $ 69,980 | $ 74,759 |
| Trade accounts payable | 258,818 | 236,438 |
| Current installments of long-term debt | 1,491 | 2,504 |
| Other current liabilities | 143,467 | 134,363 |
| Total current liabilities | 473,756 | 448,064 |
| Long-term debt, excluding current installments | 303,423 | 370,095 |
| Deferred income taxes | 97,116 | 84,689 |
| Shareholders' equity | 790,715 | 714,869 |
| Total liabilities and shareholders' equity | $ 1,665,010 | $ 1,617,717 |

| | **Three Months Ended** | | | | **Nine Months Ended** | | | |
|---|---|---|---|---|---|---|---|---|
| | **Sept. 27, 2003** | | **Sept. 28, 2002** | | **Sept. 27, 2003** | | **Sept. 28, 2002** | |
| Net sales | $ 1,388,334 | 100.0% | $ 1,169,848 | 100.0% | $ 4,024,322 | 100.0% | $ 3,234,805 | 100.0% |
| Cost of goods sold | 1,172,950 | 84.5% | 981,148 | 83.9% | 3,394,596 | 84.4% | 2,710,686 | 83.8% |
| Gross profit | 215,384 | 15.5% | 188,700 | 16.1% | 629,726 | 15.6% | 524,119 | 16.2% |
| Operating expenses | 175,558 | 12.6% | 158,213 | 13.5% | 515,750 | 12.8% | 431,956 | 13.4% |
| Operating profit | 39,826 | 2.9% | 30,487 | 2.6% | 113,976 | 2.8% | 92,163 | 2.8% |
| Other income (expense): | | | | | | | | |
| Interest expense | (4,714) | | (4,631) | | (14,459) | | (13,372) | |
| Loss on sale of receivables | (478) | | (444) | | (1,180) | | (1,375) | |
| Other, net | 212 | | 168 | | 1,612 | | 1,019 | |
| Other expense, net | (4,980) | 0.4% | (4,907) | 0.4% | (14,027) | 0.3% | (13,728) | 0.4% |
| Earnings before income taxes | 34,846 | 2.5% | 25,580 | 2.2% | 99,949 | 2.5% | 78,435 | 2.4% |
| Income taxes | 13,242 | 0.9% | 9,592 | 0.8% | 37,981 | 1.0% | 29,413 | 0.9% |
| Net earnings | $ 21,604 | 1.6% | $ 15,988 | 1.4% | $ 61,968 | 1.5% | $ 49,022 | 1.5% |
| Weighted average common shares outstanding | 45,681 | | 44,736 | | 45,492 | | 44,202 | |
| Basic net earnings per common share | $ 0.47 | | $ 0.36 | | $ 1.36 | | $ 1.11 | |
| Weighted average common shares and dilutive potential common shares outstanding | 53,186 | | 52,220 | | 52,909 | | 51,797 | |
| Diluted net earnings per common share | $ 0.44 | | $ 0.34 | | $ 1.28 | | $ 1.05 | |

- MORE -

**Performance Food Group Company**

**2003 Compared to 2002**
**3rd Quarter**
**Segment Disclosure**

| 2003 | | Broadline | | Customized | | Fresh-Cut | | Corporate & Intersegment | | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| **Third Quarter** | | | | | | | | | | |
| Net external sales | $ | 707,413 | $ | 450,866 | $ | 230,055 | $ | - | $ | 1,388,334 |
| Intersegment sales | | 229 | | 75 | | 4,136 | | (4,440) | | - |
| *Total sales* | | *707,642* | | *450,941* | | *234,191* | | *(4,440)* | | *1,388,334* |
| Operating profit | | 19,508 | | 5,682 | | 18,001 | | (3,365) | | 39,826 |
| *Operating profit margin* | | *2.76%* | | *1.26%* | | *7.69%* | | *-* | | *2.87%* |
| Total assets | | 768,050 | | 130,359 | | 651,689 | | 114,912 | | 1,665,010 |
| Interest expense (income) | | 2,892 | | 124 | | 4,569 | | (2,871) | | 4,714 |
| Loss (gain) on sale of receivables | | 2,497 | | 557 | | - | | (2,576) | | 478 |
| Depreciation | | 3,449 | | 989 | | 5,786 | | 538 | | 10,762 |
| Amortization | | 931 | | - | | 1,135 | | - | | 2,066 |
| Capital expenditures | | 2,776 | | 2,916 | | 8,996 | | 1,700 | | 16,388 |

| 2002 | | Broadline | | Customized | | Fresh-Cut | | Corporate & Intersegment | | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| **Third Quarter** | | | | | | | | | | |
| Net external sales | $ | 618,030 | $ | 347,041 | $ | 204,777 | $ | - | $ | 1,169,848 |
| Intersegment sales | | 156 | | - | | 3,273 | | (3,429) | | - |
| *Total sales* | | *618,186* | | *347,041* | | *208,050* | | *(3,429)* | | *1,169,848* |
| Operating profit | | 11,033 | | 4,326 | | 18,295 | | (3,167) | | 30,487 |
| *Operating profit margin* | | *1.78%* | | *1.25%* | | *8.79%* | | *-* | | *2.61%* |
| Total assets | | 737,844 | | 94,615 | | 603,008 | | 115,319 | | 1,550,786 |
| Interest expense (income) | | 3,510 | | 82 | | 5,175 | | (4,136) | | 4,631 |
| Loss (gain) on sale of receivables | | 1,586 | | 374 | | - | | (1,516) | | 444 |
| Depreciation | | 3,684 | | 755 | | 4,887 | | 377 | | 9,703 |
| Amortization | | 775 | | - | | 1,135 | | 299 | | 2,209 |
| Capital expenditures | | 2,493 | | 1,170 | | 9,175 | | 1,155 | | 13,993 |

**- MORE -**

**Performance Food Group Company**

**2003 Compared to 2002**
**Year-To-Date**
**Segment Disclosure**

| 2003 | Broadline | Customized | Fresh-Cut | Corporate & Intersegment | Consolidated |
|---|---|---|---|---|---|
| **Year-to-Date** | | | | | |
| Net external sales | $ 2,037,791 | $ 1,306,272 | $ 680,259 | $ - | $ 4,024,322 |
| Intersegment sales | 701 | 275 | 12,409 | (13,385) | - |
| *Total sales* | *2,038,492* | *1,306,547* | *692,668* | *(13,385)* | *4,024,322* |
| Operating profit | 52,090 | 16,510 | 57,770 | (12,394) | 113,976 |
| *Operating profit margin* | *2.56%* | *1.26%* | *8.34%* | *-* | *2.83%* |
| Total assets | 768,050 | 130,359 | 651,689 | 114,912 | 1,665,010 |
| Interest expense (income) | 10,451 | 240 | 14,165 | (10,397) | 14,459 |
| Loss (gain) on sale of receivables | 5,848 | 1,628 | - | (6,296) | 1,180 |
| Depreciation | 10,480 | 2,708 | 16,676 | 1,491 | 31,355 |
| Amortization | 2,816 | - | 3,394 | - | 6,210 |
| Capital expenditures | 11,031 | 19,183 | 36,940 | 2,355 | 69,509 |

| 2002 | Broadline | Customized | Fresh-Cut | Corporate & Intersegment | Consolidated |
|---|---|---|---|---|---|
| **Year-to-Date** | | | | | |
| Net external sales | $ 1,569,241 | $ 1,038,715 | $ 626,849 | $ - | $ 3,234,805 |
| Intersegment sales | 448 | - | 8,792 | (9,240) | - |
| *Total sales* | *1,569,689* | *1,038,715* | *635,641* | *(9,240)* | *3,234,805* |
| Operating profit | 34,883 | 11,944 | 55,429 | (10,093) | 92,163 |
| *Operating profit margin* | *2.22%* | *1.15%* | *8.72%* | *-* | *2.85%* |
| Total assets | 737,844 | 94,615 | 603,008 | 115,319 | 1,550,786 |
| Interest expense (income) | 6,836 | 365 | 15,718 | (9,547) | 13,372 |
| Loss (gain) on sale of receivables | 4,631 | 1,244 | - | (4,500) | 1,375 |
| Depreciation | 9,450 | 2,250 | 14,043 | 995 | 26,738 |
| Amortization | 1,731 | - | 3,392 | 921 | 6,044 |
| Capital expenditures | 6,538 | 5,062 | 27,247 | 3,755 | 42,602 |

**- END -**